UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               COSTAR GROUP, INC.
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   75612B 10 7
                                   -----------
                                 (CUSIP Number)

                               Jeffrey Mann, Esq.
                               Graham & James LLP
                           885 Third Ave., 21st Floor
                              New York, N.Y. 10022
                                 (212) 848-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 7, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_| .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75612B 10 7             SCHEDULE 13D                 Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FOUNDERS/RIG, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 to Schedule 13D filed by Founders/RIG, L.L.C., a Delaware limited liability company ("Founders"), amends and supplements the report on Schedule 13D originally filed with the Securities and Exchange Commission on July 20, 1998 (the "Schedule 13D"), with respect to the beneficial ownership of shares of common stock, par value $.01 per share (the "Common Stock"), of Costar Group, Inc. (former name, Realty Information Group, Inc.), a Delaware corporation (the "Company"). This Amendment is being filed to report the pro rata distribution of shares of Common Stock previously held by Founders to its members. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable

ITEM 4. PURPOSE OF TRANSACTION.

Not applicable

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information contained in Item 5 of Schedule 13D is hereby amended to read, in its entirety, as follows:

      (a) Founders now beneficially owns no shares of the Company's Common Stock. The Managing Members' ownership in the Common Stock is as follows: (i) Haber (excluding his adult children)is the beneficial owner of 125,869 shares, of which 107,023 are owned directly by him and 18,846 are owned directly by his spouse, which represents less than 1% of the outstanding shares of the Company's Common Stock; (ii) Teeger (excluding his adult children) is the beneficial owner of 55,183 shares, all of which are held directly by him, which represents less than 1% of the outstanding shares of the Company's Common Stock; and (iii) White is the beneficial owner of 71,033 shares, all of which are held directly by him, which represents less than 1% of the outstanding shares of Common Stock of the Company.

      (b) Each of Haber, Teeger, and White have the sole power to vote or direct the disposition of their respective shares of Common Stock of the Company owned directly by them.

      (c) In February 1999,pursuant to a written consent of the members of Founders, all of the members of Founders adopted and approved that certain Plan of Dissolution, Complete Liquidation, Winding Up and Termination of Existence of Founders (the "Dissolution Plan") and an amendment to the Limited Liability Agreement of Founders in order to effectuate a dissolution of Founders. On April 7, 1999, in connection with its dissolution (the "Dissolution"), Founders distributed 1,158,355 shares out of 1,158,375 it owned of the Company's Common Stock to its members on a pro rata basis. On May 10, 1999, Founders sold the remaining 20 shares of the Company's Common Stock in an open market transaction through a registered broker-dealer.

      (d) Not Applicable

      (e) On April 7, 1999, Founders ceased to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information contained in Item 6 of Schedule 13D is hereby amended to add the following:

      In February 1999 all of the members of Founders adopted and approved the Dissolution Plan and an amendment to the Limited Liability Agreement of Founders in order to effectuate the dissolution of Founders (see Item 5(c) above.)

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: October 1, 1999

FOUNDERS/RIG, L.L.C.


By: /s/ John L. Teeger
    ----------------------
    Name:  John L. Teeger
    Title: Managing Member